AMENDED AND RESTATED

LINUX GOLD CORP.
TERYL RESOURCES CORP.

#1103 – 11871 Horseshoe Way
Richmond, BC V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409
Toll Free: 800-665-4616
www.terylresources.com
www.linuxgoldcorp.com

J O I N T N E W S R E L E A S E

Teryl Resources Corp.: TSX Venture Exchange: TRC
Pink Sheet Symbol: TRYLF

Linux Gold Corp.: OTC BB: LNXGF

TERYL AND LINUX REPORT INITIAL DRILLING RESULTS AT FISH CREEK GOLD PROJECT

AMENDED AND RESTATED

For Immediate Release, March 7, 2005, Fairbanks, Alaska. As a result of a review by the British Columbia Securities Commission, we are issuing the following press release which was originally disseminated on December 16, 2004, to clarify our disclosure. We are retracting or clarifying the following:

1.	We are retracting the mineral resource previously disclosed because it does not comply with the disclosure requirements under NI 43-101.

2.
The in-situ value has been removed because the value did not take into consideration potential capital and operating costs as well as other critical factors such as recoveries, mineability, and economic viability.

3.	Further, we are clarifying our placer sampling details.

Teryl Resources Corp. (TSX Venture Exchange: TRC: Pinksheet Symbol: TRYLF) and Linux Gold Corp. (LNXGF - OTCBB) are pleased to announce initial drilling results on the Fish Creek Gold Target in the Fairbanks District, Alaska.

A total of twenty (20) 8-inch diameter RC placer holes – from 40 to 70 feet deep -- were completed and two (2) 5.5-inch diameter RC lode holes 200 and 205 feet deep were drilled to test an intrusive target. Alluvial placer gravels were generally sampled on intervals of five feet and concentrated with a Denver Goldsaver. Drill cuttings were directed from the drill string through the swivel-head into the Goldsaver via slurry hose for immediate concentration. Placer concentrates were carefully panned and all visible gold particles were extracted, dried, weighed, and saved for further analysis. Other heavy minerals found in each sample interval were also dried, weighed and saved for later analysis. The drill-concentrator system employed in this program does not permit accurate measurements of the sample volumes, therefore, sample grades are derived by dividing the recovered mass of placer gold by the volume of an ideal cylinder. Sample grades also incorporate a purity of 900 fine, which is based on historical production documented at placer mines upstream from the 2004 drilling program.

The following table summarizes placer results over 0.01 ounces gold per cubic yard. The value of the highlighted intervals are calculated using the 3 year trailing average for the price of gold or $360 per oz:

AMENDED AND RESTATED

Hole #	Pay Section	Ore Grade OPY/Au	AU value/CY @ $360 per oz
UFL 2-H1	40’ – 45’	.0116	$4.17 per cubic yard
UFL 2-H1.5	40’ – 45’	.0129	$4.64 per cubic yard
UFL 2-H2	40’ – 45’	.0223	$8.02 per cubic yard
UFL 2-H3	40’ – 45’	.0629	$22.64 per cubic yard
UFL 2-H3.5	40’ – 47’	.0159	$5.72 per cubic yard
UFL 10-H13	52’ – 58’	.0108	$3.88 per cubic yard

Auger drilling near Odden Creek, conducted on July 13, 2004 to test “C” soil geochemistry, resulted in several weak metal anomalies. One hole (T04A001) which penetrated the intrusive target and several surrounding holes (T04A002, -003, &-004) were elevated in silver, lead, arsenic and bismuth. Another hole (T04A010) was anomalous in zinc, arsenic, copper, iron, sulphur and tungsten, suggesting a potential sulphide deposit.

Placer Comments:

Jeff Keener, a leading placer geologist, reports that several lode targets were discovered during the placer program.

For 2005, to elevate the upper part of the paystreak, the partners plan to drill four lines of closely spaced holes 50 to 100 feet apart on lines spaced 500 to 1,000 feet apart. The lower part of the paystreak can be developed to measured resource status by drilling two lines of closely spaced holes on lines spaced 2,000 feet apart. After the results of the proposed drilling are known a preliminary feasibility study may be performed to address economic and mining factors that will affect the economic extraction of placer gold.

Lode Comments

Neither of the two lode holes drilled in 2004 on Odden Creek intercepted economic grades of gold. Hole T04RC01 terminated in mineralized, quartz-veined, graphitic schist assaying small amounts of gold. For 2005, it is recommended to drill four or more 300-ft RC holes, based on intrusive targets located during placer exploration this year.

ABOUT TERYL RESOURCES CORP.

With interests in four gold properties, Teryl Resources Corp. is one of the main landowners in the Fairbanks Mining District, Alaska. The Gil project is a joint venture (80% Kinross/20% Teryl) with Kinross Gold Corporation (TSX: K; NYSE: KGC). The Company’s holdings also include the Fish Creek Claims, 50% optioned from Linux Gold Corp. (OTC BB: LNXGF), and the Stepovich Claims, where Teryl has a 10% net profit interest from Kinross. The Company also has a 100% interest in the West Ridge property, and has obtained a mining lease on the adjoining Fox Creek Claims in Alaska. Teryl Resources Corp. also has one joint venture silver prospect located in Northern BC, Canada. For further information visit the Company’s website at http://www.terylresources.com.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. holds an option to purchase all the issued and outstanding shares of the private company that holds an 85% interest in a co-operative joint venture company that has the exclusive mineral exploration rights for the Bo Luo Nuo Gold Mine covering an area of 161 square kilometres in Hebei Province, People’s Republic of China.

Linux Gold Corp. also has an option on a 100% interest in two gold prospects in the Bralorne Gold mining area located in British Columbia, Canada near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in

AMENDED AND RESTATED

Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. (TRC-V) a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please visit www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD	ON BEHALF OF THE BOARD
OF DIRECTORS	OF DIRECTORS

LINUX GOLD CORP.	TERYL RESOURCES CORP.

“John Robertson”	“Jennifer Lorette”

John Robertson	Jennifer Lorette

Contact: John Robertson
President
Tel. 800-665-4616

Contact:	Investor Relations
877-549-GOLD (4653)
604-681-2992
1070 – 777 Hornby Street
Vancouver, BC V6Z 1S4

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s and Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.